ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 29, 2014	Terry H. Thompson
(212) 596-9719
terry.thompson@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “Partnership”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to November 6, 2014; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6, 2014. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 596-9719.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Terry H. Thompson
Terry H. Thompson

Enclosures

cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

Client#: 1022636 ROPESGRA

CERTIFICATE OF LIABILITY INSURANCE	DATE (MM/DD/YYYY) 03/03/2014

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER USI Insurance Services LLC PO Box 406 Portland, ME 04112-0406	CONTACT NAME:
	PHONE (A/C, No, Ext): -800- 723-2877	FAX (A/C, No): -877- 775-0110
E-MAIL ADDRESS:
	INSURER(S) AFFORDING COVERAGE	NAIC #
INSURED RGIP, LP Prudential Tower 800 Boylston Street Boston, MA 02199-3600	INSURER A: Federal Insurance Company	20281
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:

COVERAGES                         CERTIFICATE NUMBER:                               REVISION NUMBER:

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			ADDL INSR	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS
	GENERAL LIABILITY								EACH OCCURRENCE		$
									DAMAGE TO RENTED		$
	COMMERCIAL GENERAL LIABILITY								PREMISES (Ea occurrence)
		CLAIMS-MADE	OCCUR						MED EXP (Any one person)		$
									PERSONAL & ADV INJURY		$
									GENERAL AGGREGATE		$
	GEN’L AGGREGATE LIMIT APPLIES PER:								PRODUCTS-COMP/OP AGG		$
	POLICY	PROJECT	LOC								$
	AUTOMOBILE LIABILITY								COMBINED SINGLE LIMIT (Ea accident)		$
ANY AUTO
BODILY INJURY
	ALL OWNED AUTOS		SCHEDULED AUTOS						(Per person)		$
	HIRED AUTOS		NON-OWNED AUTOS						BODILY INJURY (Per accident)		$
									PROPERTY DAMAGE		$
									(Per accident)		$
	UMBRELLA LIAB		OCCUR						EACH OCCURRENCE		$
	EXCESS LIAB		CLAIMS-MADE						AGGREGATE		$
	DED	RETENTION $									$
	WORKERS COMPENSATION AND EMPLOYERS’ LIABILITY		Y/N						WC STATU- TORY LIMITS	OTH- ER
	ANY PROPRIETOR/PARTNER/EXECUTIVE			N/A					E.L. EACH ACCIDENT		$
	OFFICER/MEMBER EXCLUDED? (Mandatory in NH)								E.L. DISEASE – EA EMPLOYEE		$
	If yes, describe under DESCRIPTION OF OPERATIONS below								E.L. DISEASE – POLICY LIMIT		$
A	Crime					80588127	11/06/2013	11/06/2014			$5,000,000

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (Attach ACORD 101, Additional Remarks Schedule, if more space is required)

This Certificate of Insurance is issued as a matter of information only and does not amend, extend or alter the coverage afforded by policies designated on the Certificate.

CERTIFICATE HOLDER	CANCELLATION
Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
AUTHORIZED REPRESENTATIVE

© 1988-2010 ACORD CORPORATION. All rights reserved. ACORD 25 (2010/05) 1 of 1 The ACORD name and logo are registered marks of ACORD

#S11768272/M11345596	SAWCX

Section 6. Termination Provisions
Termination as to Any Partner or Employee	6.1

This policy shall terminate as to any partner or Employee (1) immediately upon discovery by the Insured, any partner of the Insured or any elected or appointed officer of the Insured (not in collusion with such partner or Employee) of any act of Theft or other fraudulent or dishonest act by the partner or Employee, without prejudice to the loss of any property then being conveyed by the partner or Employee outside the Premises, or (2) twenty days after the receipt by the Insured of a written notice of termination from the Company, whichever first occurs.

Termination of Policy or Insuring Clause	6.2

This policy shall terminate in its entirety:

(A)    sixty days after the receipt by the Insured of a written notice of termination from the Company;

(B)    upon the receipt by the Company of a written notice of termination from the Insured;

(C)    at such other time as may be agreed upon by the Company and the first named Insured;

(D)    upon the voluntary liquidation or dissolution of the first named Insured;

(E)    upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the first named Insured, or (2) a committee for the dissolution thereof; or

(F)     as to any Insured other than the first named upon the appointment of (1) a receiver, trustee or other fiduciary of the property of said Insured or (2) a committee for the dissolution thereof;

whichever first occurs.

Any Insuring Clause or coverage for any Insured other than the first named shall terminate sixty days after the receipt by the Insured of a written notice of termination from the Company or upon the request of the Insured.

The Company shall refund the unearned premium computed at customary short rates if the policy is terminated in its entirety by the Insured. Under any other circumstances the refund shall be computed pro rata.

Termination of Prior Bonds or Policies	6.3

The taking effect of this policy shall terminate, if not already terminated, all previous liability of the Company to the Insured under bonds or policies specified in Item 8 of the Declarations of this policy. By reason of the issuance of this policy, the prior bonds or policies shall not cover any loss not discovered and notified to the Company prior to the effective date of this policy as specified in Item 6 of the Declarations.

Form 14-02-0042 (Rev. 12/88)	Page 11 of 13

2014 SUMMARY OF INSURANCE

Prepared for:

ROPES & GRAY, LLP

Date: February 28, 2014

This is a coverage summary, not a legal contract. This summary is provided to assist in your understanding of your insurance program. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss. Specimen copies of all policies are available for review prior to the binding of coverage.

Higher limits and additional coverage may be available. Please contact us if you are interested in additional quotes.

USI Insurance Services LLC • P.O. Box 406 • Portland, ME 04112 • (800) 723-2877 • http://www.usi.biz

Copyright © 2009 USI Insurance Services LLC

Account Service Team

Phone Number: 800-723-2877

Fax Number: 877-775-0110

Web Site: www.usi.biz

Account Executive: Jacob Stone, VP

Phone:	800-723-2877
Extension:	54285
E-mail:	jacob.stone@usi.biz

Account Executive: Patrick Amice, VP

Phone:	800-723-2877
Extension:	54285
E-mail:	jacob.stone@usi.biz

Commercial Account Manager: Deborah Neudek, VP

Phone:	800-723-2877
Extension:	53612
E-mail:	deborah.neudek@usi.buz

Customer Service Agent: Danielle C. Dupuis, AAI

Phone:	800-723-2877
Extension:	53527
E-mail:	danielle.dupuis@usi.biz

Claims Analyst: Julie Monahan

Phone:	800-723-2877
Extension:	16141
E-mail:	julie.monahan@usi.biz

Technical Resources: Todd Johnson

Phone:	800-723-2877
Extension:	36898
E-mail:	todd.johnson@usi.biz

Copyright © 2009 USI Insurance Services LLC
2

Foreign Broker Contacts

Mojumdar & Company, Ltd.

Foreign Localized Broker for Japan

Larry Mojumdar, President

No 3-7-10 6F., Nihonbashi Chuo-ku

Tokyo Japan 103-0027

Phone: +81-3-3281-2119 / Fax: +81-3-3281-2118

E-mail: larry@gol.com / sales@mojumdar.com

Continental Insurance Brokers Limited, Shanghai Branch

Foreign Localized Broker in China:

Continental Insurance Brokers Limited, Shanghai Branch

Jessica Lee, Account Excutive

Room 21-D,World Plaza, No.855 Pudong Road(S), Shanghai 200120,China

Office +86-21-5109 6006-809 Mobile +86-1360 185 3422 Fax +86-21-5836 9945

liyanxia@chinacib.com

Lark (Group) Limited, Farnborough Office

Lark (Group) Limited

Foreign Home Based Broker for UK

Farnborough Office

Westmead House

Farnborough

Hampshire

GU14 7LP

Phone: 01252 359 091

E-mail: Ruth.Henson@larkinsurance.co.uk

No other foreign brokers at this time.

Copyright © 2009 USI Insurance Services LLC
3

U.S. Location Schedule

Location #	Building #	Address	Description
1	1	525 University Avenue Palo Alto, CA 94301	Subleased Office—Property Excluded

2	1	1211 Avenue of the Americas New York NY 10036	Leased Office

3	1	700 12th Street Washington DC 20005	Leased Office

4	1	191 North Wacker Drive Chicago IL 60606	Leased Office

5	1	1900 University Avenue, Suite 600 East Palo Alto CA 94303	Leased Office

6	1	800 Boylston Street, Prudential Tower Boston MA 02199	Leased Office

8	1	Three Embarcadero Center San Francisco CA 94111	Leased Office

9	1	260 Locke Drive Marlborough MA 01752	Sungard Data Center

10	1	610 Opperman Drive Eagan MN 55123	West Data Center

Only the locations shown above are included. If any locations are not shown above and should be included for coverage, please notify us immediately.

Copyright © 2009 USI Insurance Services LLC
4

US Property

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	35887392

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Cause of Loss Form Used: Special (Including theft)

Blanket Property Limits	Limit	Deductible
Blanket Property including Electronic Data Processing & Improvements/Betterments Locations: 2-6, 8-10	$197,734,389	$5,000
Blanket Business Income with Extra Expense Locations: 2-6 & 8	$47,906,000	24 Hour Waiting Period
Blanket Fine Arts Locations: 2-6 & 8	$4,871,435	$2,500
Blanket Valuable Papers Locations: 2-6 & 8	$8,000,000	$2,500
Earthquake Locations: 2-4, 6, 9 & 10 Excluded Locations: 5 & 8	$15,000,000	PD - $50,000 BI -48 Hour Waiting Period
Flood Locations: 2-4, 6 & 8-10	$15,000,000	PD - $50,000 BI -48 Hour Waiting Period

Coverage Notes:

•	Equipment Breakdown is included at property limits

•	Valuation: Replacement cost

•	Building Ordinance or Law included in property limits

•	Coinsurance does not apply.

•	Automatic coverage for renovation projects for office space build-outs.

•	Business Interruption Loss of Utilities (excluding overhead transmission lines) is included at a limit of $25,000 for those locations covered for business interruption. See optional quotes.

Exclusions include but are not limited to:

•	War and Military Action

•	Governmental Actions

•	Wear and Tear

•	Earth Movement, Mudslides, Surface Water, and Water Seepage

•	Nuclear Hazard

The property values shown were based on values you determined were appropriate. We may have assisted in helping you arrive at the property values however you selected the insurable value.

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
5

Property Blanket Limit of Insurance	$500,000
(Automatic blanket limit applies but is not limited to the following)

•	Accounts Receivable

•	Electronic Data Processing Property

•	Leasehold Interest – Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest

•	Leasehold Interest – Electronic Date Processing Equipment

•	Leasehold Interest – Undamaged Tenants’ Improvements & Betterments

•	Non-Owned Detached Trailers

•	Outdoor Trees, Shrubs, Plants or Lawns

•	Pair and Set

•	Personal Property of Employees

•	Physical Evidence

•	Public Safety Service Charges

•	Valuable Papers

Copyright © 2009 USI Insurance Services LLC
6

General Liability

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	35887392

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Fish & Neave

General Liability - Occurrence Form	Current Program
General Aggregate Limit – per location	$2,000,000
Each Occurrence Limit	$1,000,000
Damage to Premises Rented to You – any one premises	$1,000,000
Medical Expenses Per Person	$10,000
Personal and Advertising Injury Limit	$1,000,000
Products-Completed Operations Aggregate Limit	$1,000,000

Employee Benefits Liability - Claims Made Form	Current Program
Each Employee Limit	$1,000,000
Aggregate Limit	$1,000,000
Deductible – Each Claim	$1,000
Retroactive Date	November 6, 2007

Coverage Comments:

•	General Liability/coverage for Third Party Discrimination (Harassment, segregation, discrimination other than employee related)

•	Defense outside limits

•	Additional Insured – Schedule Person or Organization: Contra Costa Health Services, Contracts and Grants Unit, 50 Douglas Drive, Ste 320A Martinez, CA 94553

Exclusions include but are not limited to:

•	War

•	Asbestos

•	Lead

•	Discrimination, Employment Related Practices

•	Pollution

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
7

Business Automobile

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	73549790

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Coverage	Symbol	Current Program
Limits of Liability
Combined Single Limit (BI & PD per Accident) Hired and Non Owned Auto Liability	89	$1,000,000
Hired Auto Physical Damage
Comprehensive Deductible	8	$1,000
Collision Deductible	8	$1,000

COVERED AUTO SYMBOLS
(1) ANY AUTO	(4) OWNED AUTOS OTHER THAN PRIVATE PASSENGER	(7) AUTOS SPECIFIED ON SCHEDULE
(2) ALL OWNED AUTOS	(5) ALL OWNED AUTOS WHICH REQUIRE NO-FAULT COVERAGE	(8) HIRED AUTOS
(3) OWNED PRIVATE PASSENGER AUTOS	(6) OWNED AUTOS SUBJECT TO COMPULSORY U.M. LAW	(9) NON-OWNED AUTOS

Exclusions include but are not limited to:

•	War

•	Racing

•	Mobile Equipment

•	Pollution

•	Workers Compensation

•	Expected or Intended Injury

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
8

Workers Compensation

Insuring Company:	Pacific Indemnity Company / Chubb

Policy #:	71733212

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Part I
Workers Compensation coverage for the following state(s):	CA CO CT DC ID IL IA MD MA NJ NY PA RI SC TN VA WI

Part II

Employers Liability:

Bodily Injury by Accident	$500,000 Each Accident
Bodily Injury by Disease	$500,000 Policy Limit
Bodily Injury by Disease	$500,000 Each Employee

Part III
Other States coverage except:	ND OH WA WY

Officers/Partners: Excluded

Experience Modification:	0.80 NCCI 0.76 CA

Exclusions include but are not limited to:

•	Punitive or Exemplary Damages

•	Intentionally Caused Bodily Injury

•	Damages Arising out of Discrimination or Termination

Subject to Audit

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
9

Foreign Location Schedule

Location #	Building #	Address	Description
1	1	Yusen Building, 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku Tokyo, Japan	Leased Office
2	1	5 New Street Square, 5th Floor London, UK EC4A3BF	Leased Office
3	1	Park Place Office Building No. 1601, Nan Jing Rd (W) Jing An District, Shanghai, China	Leased Office
4	1	8 Connaught Place, 41st Floor One Exchange Square Central Hong Kong	Leased Office
5	1	21F POSCO P&S Tower 735-3 Yeoksam-dong Gangnam-gu, Seoul Korea	Leased Office
6	1	London Conference Center 107 Fenchurch Street London, UK	Subleased Office – Property Excluded

Only the locations shown above are included. If any locations are not shown above and should be included for coverage, please notify us immediately.

Leased Employee Apartments are automatically covered for General Liability Only

Copyright © 2009 USI Insurance Services LLC
10

Foreign Local Coverage for Japan

Insuring Company:	Federal Insurance Company / Chubb

Policy #	92841212 Property

92841213 Business Interruption

92825234 Liability

92858326 Employers’ Liability

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray Gaikokuho Jimu Bengoshi Jimusho, LLC

Property

Yusen Building, Marunouchi 2-3-2, Chiyoda-Ku, Tokyo, Japan Leased Office Space
Personal Property	$463,000	Deductible:	Valuation:
Improvements and Betterments	$1,924,000	$5,000	Replacement Cost
Computer Equipment	$990,000
Fine Arts	$89,511
Total by Location	$3,466,511

Business Interruption
Actual Loss Sustained 12 Months	$250,000	No Waiting Period

Liability

Premise Liability	Current Program
Premise Operations Limit:	$1,000,000

Employers’ Liability	Current Program
Limit of Liability:	$1,000,000

*	Limits in US Dollars (USD)

•	These policies are primary and are a requirement of the foreign government in Japan.

•	Premium will be billed annually by your local broker in Japan and must be paid in local currency prior to the effective date of coverage.

Exclusions and policy limitations apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
11

Foreign Local Coverage for London, UK

Insuring Company:	Chubb Insurance Company of Europe SE

Policy #	28322700

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray International, LLP

Property Values

5 New Street Square, 5th Floor, London, UK Leased Office Space
Personal Property	$1,500,000	Deductible:	Valuation:
Improvements and Betterments	$1,800,000	$5,000	Replacement Cost
Computer Equipment	$1,000,000
Fine Arts	$168,974
Total by Location	$4,468,974
Business Interruption	$250,000	24 Hour Waiting Period

*	Limits above in US Dollars (USD)

Liability

Premise Liability	Current Program
Public Liability Limit	USD $1,000,000
Product Liability Limit	USD $1,000,000
Employers’ Liability

Current Program
Per Occurrence Limit	£10,000,000
Per occurrence or series of occurrences consequent on or attributable to an act of terrorism	£5,000,000

•	Local coverage is primary and is a requirement of the UK government

•	Employers’ Liability coverage is a requirement of the UK government if staff consists of salaried/hourly employees.

Exclusions and policy limitations apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
12

Foreign Local Coverage for China

Insuring Company:	Chubb Insurance (China) Company Limited

Policy #	93508730 Property

93518282 Liability

93511286 Employers’ Liability

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP Shanghai Representative Office

Property/Business Interruption

Park Place Office Building, Jing An District, Shanghai, China Leased Office Space
Personal Property	$750,000	Deductible:	Valuation:
Improvements and Betterments	$1,500,000	$ 5,000	Replacement Cost
Property of Others	$50,000
EDP Hardware	$600,000
Fine Arts	$86,600
Total by Location	$2,986,600
Business Interruption – 12 Months	$250,000	No Waiting Period

*	Limits above in US Dollars (USD)

Liability

Premise Liability	Current Program
Premise Operations	USD $	1,000,000

Employers’ Liability
(1)	Death: 36 Months Salary.

Sublimit: RMB1,000,000 per person per accident

(2)	Disablement: 48 Months salary

Sublimit: RMB 1,350,000 per person per accident (Mix. Amount of indemnity to be calculated by multiplying the percentages set forth in the indemnity scale of the policy in respect of the injured part and extend of injury with the limit of indemnity stipulated in the policy)

(3)	Temporary Disablement:70% of salary for period of temporary disability up to 52 weeks. Sublimit: RMB 5,000 per person per week
(4)	Medical Expenses: RMB 10,000 per person per accident and RMB100,000 per person in aggregate
(5)	Employer’s Liability: RMB 1,000,000 any one accident & in aggregate
(6)	Limit of Indemnity in aggregate during the policy period:RMB1,350,000

Local coverage is primary and is a requirement of the foreign China government

Exclusions and policy limitations apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
13

Foreign Local Coverage For Hong Kong

Insuring Company:	Federal Insurance Company / Chubb

Policy #	92545055

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, a Hong Kong Solicitors’ Firm

Employers Liability

8 Connaught Place, 41st Floor, One Exchange Square, Central Hong Kong Leased Office Space

Employers Liability	Proposed Program
Any one accident/disease	$1,000,000

*	Limits above in US Dollars (USD)

Local employers liability is primary and is a requirement of the Hong Kong government

Exclusions and policy limitations apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
14

Foreign Local Coverage For South Korea

Insuring Company:	Chubb Group of Insurance Companies

Policy #	92717579

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP Foreign Legal Consultant Office

Property

21F POSCO P&S Tower, 735-3 Yenksam Dong, Gangam-Gu Seoul, South Korea Leased Office Space
Personal Property	USD $	250,000	Deductible:	Valuation:
Improvements and Betterments		$600,000	USD $ 5,000 or	Replacement Cost
EDP Hardware		$600,000	equivalent KRW
Fine Arts		$77,150	currency
Total by Location		$1,527,150
Business Interruption – 12 Months		$250,000	No Waiting Period

*	Limits above in US Dollars (USD)

Liability

General Liability	Current Program
Premise Liability per occurrence	USD $	1,000,000 or equivalent KRW currency
Product Liability per occurrence	USD $	1,000,000 or equivalent KRW currency

Employers’ Liability	Current Program
Any One Person		KRW 500,000
Any One Occurrence		KRW 1,000,000

Exclusions and policy limitations apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
15

Foreign Package (Worldnet)

Insuring Company:	Great Northern Insurance Company / Chubb

Policy #	35842906

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP Fish & Neave

Property

Cause of Loss Form Used: Special (Including theft)

Blanket Coverages		Limit	Deductible	Valuation
Blanket		$10,000,000	$5,000	Replacement Cost
Business Income with Extra Expense Extended/Indemnity Period		$250,000 12 Months	24 Hour Waiting Period
Location #1	Building #1	Yusen Building, Marunouchi 2-3-2, Chiyoda-Ku, Tokyo, Japan Leased Office Space
Personal Property		$463,000	$5,000	Replacement Cost
Improvements and Betterments		$1,924,000
Computer Equipment		$990,000
Fine Arts		$89,511
Total by Location		$3,466,511	Wind/Hail: 2% or minimum $200,000
Location #2	Building #1	5 New Street Square, 5th Floor, London, UK Leased Office Space
Personal Property		$1,500,000	$5,000	Replacement Cost
Improvements and Betterments		$1,800,000
Computer Equipment		$1,000,000
Fine Arts		$168,974
Total by Location		$4,468,974
Location #3	Building #1	Park Place Office Building, Jing An District, Shanghai, China Leased Office Space
Personal Property		$750,000	$5,000	Replacement Cost
Improvements and Betterments		$1,500,000
Property of Others		$50,000
Computer Equipment		$600,000
Fine Arts		$86,600
Total by Location		$2,986,600	Wind/Hail: 2% or minimum $200,000

Copyright © 2009 USI Insurance Services LLC
16

Location #4	Building #1	8 Connaught Place, One Exchange Square, Central Hong Kong Leased Office Space
Personal Property		$500,000	$5,000	Replacement Cost
Property of Others		$50,000
Improvements and Betterments		$2,500,000
Computer Equipment		$900,000
Fine Arts		$65,045
Total by Location		$4,015,045	Wind/Hail: 2% or minimum $200,000
Location #5	Building #1	21F POSCO P&S Tower, 735-3 Yenksam Dong, Gangam-Gu Seoul, South Korea Leased Office Space
Computer Equipment		$250,000	$5,000	Replacement Cost
Improvements and Betterments		$600,000
Computer Equipment		$600,000
Fine Arts		$77,150
Total by Location		$1,527,150	Wind/Hail: 2% or minimum $200,000

Property Valuation: Replacement cost with no coinsurance penalty.

Exclusions include but are not limited to:

•	War and Military Action

•	Governmental Actions

•	Wear and Tear

•	Earthquake excluded

•	Earthquake sprinkler leakage for Japan excluded

•	Mudslides, Surface Water, and Water Seepage

•	Nuclear Hazard

Liability

General Liability	Current Program
General Aggregate Limit	$2,000,000
Each Occurrence Limig	$1,000,000
Damage to Premises Rented to You – any one premises	$1,000,000
Medical Expenses Per Person	$10,000
Personal and Advertising Injury Limit	$1,000,000
Products-Completed Operations Aggregate Limit	$1,000,000
Neighbors and Tenants Liability Limit	$2,500,000
Controlled Underlying Other Aggregate Limit	$1,000,000

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Auto Liability	Current Program
Hired & Non Owned Auto Liability	$1,000,000
Medical Payments	$10,000
Physical Damage
Per Vehicle	$2,500
Aggregate	$10,000

Foreign Voluntary Workers’ Compensation	Current Program
International Executive Employees	State of Hire Benefits
Other International Employees	Country of Origin Benefits

Employers’ Liability	Current Program
Per accident	$1,000,000
Policy Limit	$1,000,000
Per Employee	$1,000,000
Repatriation – Each Employee / Aggregate	$250,000 / $500,000

International Territory: Responds to suits brought outside the United States & Canada for bodily injury & property damage occurrence & advertising injury & personal injury offenses that take place outside the US & Canada.

Coverage Comments:

•	Coverage includes liability for individual employee apartments leased through Ropes & Gray.

•	Provides excess coverage to foreign local policies, excluding employers’ liability in the UK.

Exclusions include but are not limited to:

•	Racing (Auto)

•	Mobile Equipment (Auto)

•	Asbestos (GL & WC)

•	War (WC)

•	Lead (GL)

•	Discrimination, Employment Related Practices (GL & Auto)

•	Pollution (GL & Auto)

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

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Umbrella Coverage

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	79863589

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Fish & Neave

Coverage	Current Program
Aggregate – Per Location	$40,000,000
Each Occurrence Limit	$40,000,000
Retained Limit	$0
Crisis Assistance	Lesser of 3% of Occurrence Limit or $300,000

Coverage is in excess of these underlying coverages:

Coverage/Limit	Carrier/Policy Number
General Liability	Chubb
$1,000,000 each occurrence	35887392
$2,000,000 aggregate
Employee Benefits Liability	Chubb
$1,000,000 each claim	35887392
$1,000,000 aggregate
Business Auto Liability	Chubb
$1,000,000 CSL ea accident	73549790
Employers Liability	Chubb
$500,000 each accident	7173324
$500,000 disease each employee
$500,000 disease policy limit
Foreign Worldnet	Chubb
$1,000,000 General Liability	35887392
$1,000,000 Auto Liability
$1,000,000 Employers’ Liability

Follow Form to Fire Legal Liability and Third Party Discrimination. Defense inside limits of liability.

Exclusions include but are not limited to:

•	Intentionally Caused Bodily Injury

•	Personal Injury, Advertising Injury

•	War

•	Pollution, Mold

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

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Commercial Wrap

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	82079428

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Kidnap, Ransom & Extortion	Limits	Deductible
Special Coverage	$5,000,000	$0
Custody	$5,000,000	$0
Expense	$5,000,000	$0
Accidental Loss Loss of Life	$5,000,000	$0
*Mutilation	25%
*All other Accidental Loss	100%
*% of Loss of Life Benefit Amount

Workplace Violence Expense	Limits	Deductible
Each Insured Event:
Includes consultation costs, expenses, business interruption, death benefit per decendent and rehabilitation expenses	$2,000,000	$25,000

*	Worldwide territory

Exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

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Primary Crime

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	80588127

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Insuring Agreement	Limit	Deductible
Employee Theft Including ERISA	$5,000,000	$50,000
Depositors Forgery & Alteration	$5,000,000	$50,000
Theft, Disappearance & Destruction Money, Securities and other Property	$5,000,000	$50,000
Computer and Funds Transfer Fraud	$5,000,000	$50,000

*	Worldwide territory

Endorsements include but are not limited to:

Amend Definition of Employee Endorsement

Leased or Contract Employees Endorsement

Credit Card Forgery Coverage Endorsement

Money Orders and Counterfeit Currency Coverage Endorsement

Enhancements to Coverage Endorsement

Add Insured Endorsement:

RGIP, LP

Topes & Gray, Ltd.

Investigative Costs Coverage Endorsement

Compliance with Applicable Trade Sanction Laws

Amend Insuring Clause:

I.Q. Backoffice, LLC

BPM Associates, Inc.

Exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

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2nd Layer Excess Crime

Insuring Company:	Travelers Casualty and Surety Company of America

Policy #:	105526629

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Insuring Agreement	Excess Limit
Employee Theft	$10,000,000 excess of $5,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $5,000,000
Theft, Disappearance & Destruction Money, Securities and other Property	$10,000,000 excess of $5,000,000
Computer and Funds Transfer Fraud	$10,000,000 excess of $5,000,000

Exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
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3rd Layer Excess Crime

Insuring Company:	Hanover Insurance Company

Policy #:	BDP1850829

Effective:	11/6/2013 - 11/6/2014

Named Insured:	Ropes & Gray, LLP

Insuring Agreement	Excess Limit
Employee Theft	$10,000,000 excess of $15,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $15,000,000
Theft, Disappearance & Destruction Money, Securities and other Property	$10,000,000 excess of $15,000,000
Computer and Funds Transfer Fraud	$10,000,000 excess of $15,000,000

Exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
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Cyber Security Liability

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	82401019

Effective:	2/21/2014 to 2/21/2015

Named Insured:	Ropes & Gray, LLP

Aggregate Limit of liability each policy period:	$3,000,000

Insuring Clauses (Claims Made Coverage Form	Each Claim Limit of Liability	Retention Amount
Cyber Liability	$3,000,000	$50,000
Privacy Notification Expenses	$1,500,000	$50,000
Crisis Management Expenses	$1,500,000	$50,000
Reward Expenses	$25,000	$5,000
E-Business Interruption and Extra Expenses	$3,000,000	$50,000
E-Theft Loss	Not Covered	—
E-Communication Loss	Not Covered	—
E-Threat Expenses	$3,000,000	$50,000
E-Vandalism Expenses	Not Covered	—

Coinsurance Percentage:	0%

Retroactive Date:	2/21/2014

Pending or Prior Date:	2/21/2014

Endorsements include but are not limited to:

•	Important Notice to Policyholders

•	Amend Defense and Settlement Endorsement

•	Duty to Defend Endorsement

•	Premier Privacy Endorsement

•	Notice of Loss Control Services

•	Massachusetts Amendatory Endorsement

•	Combined Privacy Notification Expense and Crisis Management Expense Endorsement $1,500,000

•	Regulatory Action Endorsement

•	Law Firm Cyber Security Difference in Conditions Endorsement

•	Unlawful Collection of Data Exclusion Endorsement

•	Amend Exclusion A 9 Endorsement

•	Amend Exclusion B4 Endorsement

•	Regulatory Action 18430 revised ($2,000,000 sublimits for $3,000,000 option)

•	Amend Exclusion A3

•	Amend Exclusion C6 Q10-2511

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•	Amend Exclusion D2 Q12-701

•	Amend Exclusion C2

Other exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

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Registered Mail

Insuring Company:	Federal Insurance Company / Chubb

Policy #:	RMO96375

Billing Effective:	4/4/2013-4/4/2014

Named Insured:	Ropes & Gray, LLP

Coverage	Limit
Aggregate	$5,000,000

Includes:

•	Liability for shipments of property shall not exceed the limit shown above to any one addressee on any one day

•

If the declared value of shipments of all property from any one sender to any one addressee on any one day exceeds the aggregate limit shown above, the excess over that amount will be covered hereunder only upon confirmation of acceptance from Chubb Group of Insurance Companies.

Exclusions and policy limitations may apply. Please refer to the actual policies for specific terms, conditions, limitations and exclusions that will govern in the event of a loss.

Copyright © 2009 USI Insurance Services LLC
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RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6, 2013 in the amounts listed on Annex A for an annual premium of $59,474 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Terry H. Thompson, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of May 29, 2014

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6, 2013 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP By RGIP GP, LLC

By:	/s/ Ann L. Milner
Managing Member of RGIP GP, LLC

ROPES & GRAY LLP

By:	/s/ Alfred O. Rose
Partner

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ R. Bradford Malt
Partner

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by                     , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LPand the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                                 ,